
03016942

ANNUAL REPORT 2002


GS FINANCIAL CORP.
we build a better mortgage.


GS FINANCIAL CORP.
we build a better mortgage.

FEBRUARY 1, 2003

TO OUR SHAREHOLDERS

"*It Was* a tumultuous year for financial markets. Aversion to risk based investments caused a tremendous amount of liquidity in the market. This in turn, brought about some of the lowest savings and mortgage rates in years.

Corporate governance became the new regulatory mantra. The reverberations have been felt in board rooms across the nation; causing boards of directors to re-examine rules for accounting, disclosure of financial information, and fiduciary responsibility to shareholders. Our focus has always been founded in doing what is in the best interest of our shareholders and will remain so.

Despite the limited long-term investment opportunities in 2002 at rates deemed acceptable over the long term, net interest income increased year over year. The increase in non-interest expense is largely attributable to our continued branch expansion and the addition of qualified personnel. Our commercial lending program continues to successfully enhance interest income, as well as broadening our lending and checking account opportunities.

We continue to review our business strategy for opportunities that will enhance shareholder value, including the share repurchase program as funds and market conditions warrant.

Our promise to you, the shareholder, has always been and will continue to be that we will endeavor to enhance the value of the Company, while doing our best to minimize risk.



President and Chairman of the Board

GS Financial Corp. Information

THE COMPANY

GS Financial Corp. (the "Company") is a thrift holding company which was organized and incorporated under the laws of the State of Louisiana on December 24, 1996. The Company's primary business is conducted through its wholly-owned subsidiary, Guaranty Savings and Homestead Association ("the Association"), at its five locations in the metropolitan New Orleans area.

MARKET INFORMATION

GS Financial Corp.'s common stock trades on The Nasdaq Stock Market under the symbol GSLA. The Company's stock traded in the range shown below. At December 31, 2002, the closing price was $18.15 per share and there were approximately 560 shareholders of record.

2002

QUARTER ENDING	HIGH	LOW	CASH DIVIDEND
March 31, 2002	$15.500	$14.700	$ .09
June 30, 2002	18.200	14.950	.09
September 30, 2002	18.400	17.650	.09
December 31, 2002	18.600	18.050	.09

2001

QUARTER ENDING	HIGH	LOW	CASH DIVIDEND
March 31, 2001	$15.000	$14.563	$ .09
June 30, 2001	15.500	14.600	.09
September 30, 2001	15.500	15.000	.09
December 31, 2001	15.500	14.190	.09

NOTICE OF ANNUAL MEETING

The Annual Meeting of Shareholders of GS Financial Corp. will be held at the offices of Guaranty Savings and Homestead Association, 3798 Veterans Blvd., Metairie, Louisiana on Tuesday, April 22, 2003 at 10:00 a.m. CST.

SHAREHOLDER SERVICES

Shareholders desiring to change the name, address or ownership of stock, to report lost certificates, or to consolidate accounts should contact our transfer agent:

Registrar and Transfer
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

INVESTOR RELATIONS

Shareholders and others seeking financial information or copies of the Company's publicly available financial information should contact:

Amy Mashburn, Compliance Officer or,
Glenn Bartels, Controller
GS Financial Corp.
3798 Veterans Blvd.
Metairie, LA 70002
(504) 457-6220

SELECTED CONSOLIDATED FINANCIAL DATA
December 31, 1998-2002

The following selected consolidated financial and other data of the Company does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed financial information, including the Consolidated Financial Statements of the Company and Notes thereto, contained elsewhere herein.

(Dollars in Thousands, except per share data)	At December 31,				
	2002	2001	2000	1999	1998
SELECTED FINANCIAL CONDITION:					
Total Assets	$210,029	$188,494	$153,500	$157,982	$157,534
Cash and Cash Equivalents	13,352	8,638	3,403	2,504	1,810
Loans Receivable, Net	78,334	81,611	74,480	70,066	63,895
Investment Securities	55,091	35,820	11,000	10,483	20,877
Mortgage-Backed Securities	569	885	4,115	16,275	23,209
Collateralized Mortgage Obligations	53,066	52,087	53,745	52,080	41,726
Deposit Accounts	106,509	71,169	58,879	59,216	61,105
Borrowings	66,392	79,265	54,191	53,988	45,381
Stockholders' Equity	34,384	35,408	37,795	43,548	48,509
SELECTED OPERATING DATA:					
Interest Income	12,433	13,100	11,262	10,658	9,585
Interest Expense	(6,804)	(7,825)	(5,875)	(5,221)	(4,087)
Net Interest Income	5,629	5,275	5,387	5,437	5,498
Provision for Loan Losses	(48)	(25)	(7)	(6)	(53)
Net Interest Income After Provision for Loan Losses	5,581	5,250	5,380	5,431	5,445
Non-Interest Income	102	634	(135)	(5)	233
Non-Interest Expense	(4,188)	(3,678)	(3,384)	(3,301)	(3,453)
Net Income Before Taxes	1,495	2,206	1,861	2,125	2,225
Income Tax Expense	(318)	(589)	(666)	(750)	(870)
Net Income	1,177	1,617	1,195	1,375	1,355
Net Income Per Share - Basic	$ 0.86	$ 1.04	$ 0.60	$ 0.58	$ 0.49
Net Income Per Share - Diluted	$ 0.86	$ 1.04	$ 0.60	$ 0.58	$ 0.49
Dividends Declared Per Share	$ 0.36	$ 0.36	$ 0.36	$ 0.34	$ 0.28
OTHER DATA:					
Profitability					
Average Yield on Interest-Earning Assets	6.50	7.12	7.42	7.09	7.16
Average Rate on Interest-Bearing Liabilities	4.29	5.22	5.24	4.85	4.76
Average Interest Rate Spread	2.21	1.90	2.18	2.24	2.40
Net Interest Margin	2.94	2.87	3.55	3.62	4.11
Interest-Earning Assets as a % of Interest-Bearing Liabilities	120.68	122.80	135.40	139.62	156.04
Net Interest Income After Provision for Loan Loss as a % of Non-Interest Expense	133.27	142.72	159.00	164.51	157.68
Non-Interest Expense as a % of Average Assets	2.13	1.97	2.21	2.12	2.47
Return on Average Assets	.60	.86	.78	.88	.97
Return on Average Equity	3.35	4.43	2.97	3.16	2.62

SELECTED CONSOLIDATED FINANCIAL DATA
December 1998-2002
(Continued)

	2002	2001	2000	1999	1998
CAPITAL RATIOS					
Average Equity as a % of Total Assets	17.87	19.49	26.18	27.92	37.03
Tangible Capital Ratio (Association alone)	13.79	14.40	16.22	17.68	27.62
Core Capital Ratio (Association alone)	13.79	14.40	16.22	17.68	27.62
Risk-Based Capital Ratio (Association alone)	25.05	28.71	39.54	49.15	72.60
ASSET QUALITY RATIOS:					
Non Performing Loans as a % of Total Loans	0.83	0.30	0.58	0.14	0.42
Non Performing Assets as a % of Total Assets	0.31	0.13	0.28	0.06	0.17
Allowance for Loan Losses as a % of Total Loans Receivable	0.62	0.53	0.56	0.60	0.72
Allowance for Loan Losses as a % of Non Performing Loans	74.16	174.80	96.69	422.97	174.01

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of GS Financial Corp. and its subsidiary for the years ended December 31, 2000 through 2002 is designed to assist readers in their understanding of the Company. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report includes certain "forward-looking statements" based on current management expectations. The Company's actual results could differ materially, as defined in the Securities Act of 1933 and the Securities Exchange Act of 1934, from those management expectations. Such forward-looking statements include statements regarding our intentions, beliefs or current expectations as well as the assumptions on which such statements are based. Stockholders and potential stockholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements.

Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and fees.

The Company undertakes no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

COMPARISON OF FINANCIAL CONDITION

ASSETS

GENERAL

The Company's balance sheet was affected for the second consecutive year by low interest rates and continued uncertainty in the equity markets. With interest rates for mortgages and mortgage-backed securities at thirty-year lows, the Company's portfolio of mortgage loans and collateralized mortgage obligations (CMOs) were particularly affected by prepayments caused by the latest wave of homeowner refinancing, especially in the second half of 2002. The Company did benefit from an inflow of retail deposits. The end result was a significant increase in cash and short-term investments for the Company's balance sheet in 2002.

In summary, total assets increased 11%, or $21.5 million, to $210.0 million at December 31, 2002, compared to $188.5 million at December 31, 2001. Investment securities increased $19.3 million to $55.1 million at December 31, 2002, an increase of 54% from December 31, 2001, when investment securities totaled $35.8 million. Retail deposits increased $35.3 million, or 50%, to $106.5 million at December 31, 2002, compared to $71.2 million at December 31, 2001.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, deposits in interest and non-interest bearing transaction accounts and overnight Federal Funds Sold. At December 31, 2002, the Company's balance in such accounts totaled $13.4 million. This represents an increase of 56% from December 31, 2001, when such balances totaled $8.6 million. Due to the decrease of interest rates, the Company's average collected balance requirements were raised for its operating accounts, thus contributing to the increase in balance of cash and cash equivalents. Cash and cash equivalents represent balances sufficient for the Company to meet its daily operations whether it be loan disbursements, customer withdrawals, operating expenses or the payment of cash dividends.

LOANS RECEIVABLE, NET

Loans receivable, net, decreased by $3.3 million, or 4%, from $81.6 million at December 31, 2001 compared to $78.3 million at December 31, 2002. The largest decrease in the loan portfolio came in loans secured by one-to-four family residential dwellings, which decreased $12.35 million from December 31, 2001 to December 31, 2002. Non-residential mortgages includes mortgage loans on multifamily dwellings and commercial real estate. Non-residential mortgage loans increased $7.9 million from $10.2 million at December 31, 2001, to $18.1 million at December 31, 2002. Commercial loans increased $.8 million from $.7 million at December 31, 2001, compared to $1.5 million at December 31, 2002. Over the last two years, the primary focus of the Company's lending activity has been in non-residential loans. This is reflected in the Company's loan portfolio mix where 13.2% of its loans were non-residential at December 31, 2001, compared to 24.9% non-residential at December 31, 2002.

INVESTMENT SECURITIES

Investment securities increased from $35.8 million at December 31, 2001, to $55.1 million at December 31, 2002. This represents an increase of $19.3 million, or 54%. As of December 31, 2002, investment securities were comprised of United States Treasury Notes, common and preferred stock issued by the Federal Home Loan Mortgage Corporation ("FHLMC"), an agency sponsored by the Federal government, and an investment in two mortgage-based mutual funds. During 2002, the Company increased its portfolio of FHLMC preferred stock by $3.6 million. The FHLMC preferred stock contains call options varying from two to six years and coupons ranging between 5% and 6%. The dividends from the FHLMC preferred and common stock are 70% tax exempt. The Company's investment in mortgage-based mutual funds increased by $15.2 million during the year ended December 31, 2002. These funds carry one-day availability and carry higher yields than overnight funds. Most of the increase in investment securities was funded by repayments of the Company's loan and CMO portfolios.

MORTGAGE-BACKED SECURITIES

Mortgage-backed securities decreased $316,000 from $885,000 at December 31, 2001, to $569,000 at December 31, 2002. The decrease was due to principal repayments of these instruments. At December 31, 2002 and 2001, all of the Company's mortgage-backed securities were Government National Mortgage Association ("GNMA") issued instruments. GNMA securities represent direct obligations of the United States Government.

COLLATERALIZED MORTGAGE OBLIGATIONS

The Company's investment in CMOs consists of fixed-rate Real Estate Mortgage Investment Conduits ("REMICs"). REMICs are multiple class mortgage-backed securities whereby an underlying pool of mortgages held by the issuer serves as collateral for the debt. The Company has REMICs issued by Federal National Mortgage Association ("FNMA"), FHLMC and "AAA" rated non-governmental issuers. The CMOs contain contractual maturities up to thirty years. The expected life of these investments varies from two to fifteen years. During 2002, declining mortgage rates triggered rapid refinancing of the underlying mortgage loans.

During 2002, the Company received $73.0 million in such principal repayments. This was offset by $73.6 million in new purchases. Overall during 2002, CMOs increased $1.0 million from $52.1 million at December 31, 2001, to $53.1 million at December 31, 2002.

LIABILITIES AND STOCKHOLDER'S EQUITY

GENERAL

The Company's deposits, borrowings and stockholders' equity represent sources of funds for its various investments and operating needs.

DEPOSITS

The Company's deposits increased $35.3 million, or 50%, from $71.2 million at December 31, 2001, to $106.5 million at December 31, 2002. Passbook savings and certificate of deposit accounts increased during 2002 while demand deposits decreased.

PASSBOOK SAVINGS

During 2002, passbook savings accounts increased $11.2 million to $31.2 million at December 31, 2002, compared to $20.0 million at December 31, 2001. Most of the increase occurred in the second half of 2002. This growth equated to a 56% increase. The Company believes that a significant reason for many of the Company's new savings customers was due to individuals who have liquidated their positions and withdrawn from the equity markets.

TRANSACTION ACCOUNTS

NOW accounts decreased $.8 million, or 11%, to $7.1 million at December 31, 2002, compared to $7.9 million at December 31, 2001. These accounts are comprised of interest-bearing NOW accounts as well as non-interest bearing deposit accounts. Some of the decrease was attributed to NOW account customers moving their funds to savings accounts which paid a higher rate of interest.

CERTIFICATES OF DEPOSIT

Certificates of deposit increased $25.0 million to $68.2 million at December 31, 2002. This represents an increase of 57% compared to $43.2 million at December 31, 2001. Again, many of the new customers represented investors transferring money from the equity markets. One year certificates increased $11.7 million while certificates varying in term from 2.5 to 5 years increased $10.3 million.

BORROWINGS

The Company's borrowings consist of advances from the Federal Home Loan Bank of Dallas. These advances consist of fully amortizing loans, balloon loans and interest-only loans. The Company's borrowings decreased from $79.3 million at December 31, 2001 to $66.4 million at December 31, 2002. The $12.9 million change represented a decrease of 16% and was due to regularly scheduled principal payments.

STOCKHOLDERS' EQUITY

Stockholders' equity decreased from $35.4 million at December 31, 2001 to $34.4 million at December 31, 2002. The decrease was due to the net effect of the following events:

Purchase of Treasury Stock	($2.5 million)
2002 Net Income	1.2 million
Cash Dividends Paid	(.5 million)
Distribution of RRP Stock	.1 million
Distribution of ESOP Stock	.5 million
Increase in Other Comprehensive Income	.2 million
NET CHANGE	($1.0 million)

TREASURY STOCK

During 2002, the Company repurchased 142,201 shares of its common stock for $2.5 million, or an average price of $17.68 per share. Since the inception of its stock buyback program in 1998, the Company has repurchased 1,917,539 shares of its common stock at an average price of $14.44 per common share, or a total of $27.7 million. At December 31, 2002, the book value was $22.60 per common share. This compares to a book value of $21.29 per common share at December 31, 2001.

COMPARISON OF RESULTS OF OPERATIONS

GENERAL

The Company reported net income of $1.2 million, $1.6 million and $1.2 million for the years ended December 31, 2002, 2001, and 2000, respectively. The results for 2002 reflected an increase in net interest income offset by a decrease in non-interest income and an increase in non-interest expense. The Company's net interest margin increased in 2002 as a result of the Company's liabilities repricing more rapidly than its assets in a falling rate environment. The results for 2001 were affected primarily by a falling interest rate environment while interest rates rose slightly in 2000. The results for 2001 included gains on the sale of investment securities of $607,000 while the results for 2002 included $20,000 of gains on sale of investment securities. During 2000, the Company experienced a net loss on the sale of investment securities totaling ($146,000). Earnings per share were $.86 in 2002 compared to $1.04 in 2001 and $.60 in 2000.

INTEREST INCOME

Interest income decreased from $13.1 million for the twelve months ended December 31, 2001 to $12.4 million for the twelve months ended December 31, 2002, a decline of $.7 million, or 5%. This compares to $11.3 million in 2000. Average earning assets were $191.3 million in 2002 which yielded 6.5%. For the twelve months ended December 31, 2001, average earning assets were $184.0 million and yielded 7.1%. In 2000, the Company's earning assets averaged $151.7 million and yielded 7.42%. Falling interest rates caused many consumers to refinance their home mortgage loans during 2002. The effect of this was to accelerate the repayment of many of the Company's loans and CMOs. The cash received from these repayments was primarily invested in short-term investments with lower yields.

The yield on loans receivable was unchanged from 2001 to 2002 at 7.85%, compared to 7.96% in 2000. Despite declining mortgage loan rates in 2002, the Company's ability to maintain the same yield in 2002 as in 2001 was due to the continued growth of its non-residential loan portfolio. At December 31, 2000, the Company held $3.1 million in non-residential loans, or 4% of its entire portfolio. During 2001 the Company added $8 million in non-residential loans to bring the total to $11.1 million, or 14% of its entire portfolio. At December 31, 2002 the Company's non-residential loans totaled $20.0 million, or 25% of its loan portfolio. These loans, consisting primarily of mortgage loans secured by multifamily and commercial real estate, typically carry higher yields than residential mortgage loans. Average loans receivable in 2002 were $81.5 million, compared to $76.3 million in 2001 and $72.7 million in 2000.

Interest income on securities increased $.4 million, or 28%, from $1.4 million for the twelve months ended December 31, 2001, to $1.8 million for the twelve months ended December 31, 2002. This compares to $.4 million for the twelve months ended December 31, 2000. The average balance of investment securities was $44.1 million with an average yield of 4.1% for the twelve months ended December 31, 2002. For the twelve months ended December 31, 2001, average investment securities were $25.0 million and yielded 5.4%. In 2000, the average balance of investment securities was $7.4 million which yielded 5.71%. The underlying mix of the Company's portfolio of investment securities changed as the amount invested in short term mortgage based mutual funds approximately doubled from 2001 to 2002. These investments typically reprice monthly, thus causing their yields to fall during 2002. As of December 31, 2002, the yield of these funds was approximately 2.5%.

Interest on mortgage-backed securities decreased $42,000 during the twelve months ended December 31, 2002 to $48,000, compared to $90,000 for the twelve months ended December 31, 2001. This compares to $800,000 for the twelve months ended December 31, 2000. The yield of the Company's mortgage-backed securities increased in 2002 to 7.1% compared to 6.5% in 2001. The increase in the yield was due to a decrease in the prepayments of these instruments with a subsequent decrease in the amortization of premiums related to these instruments. During 2000, the Company's mortgage-backed securities yielded 6.68%. The average balance of mortgage-backed securities was $.7 million, $1.4 million and $12.0 million in 2002, 2001, and 2000, respectively.

Interest income from CMOs decreased from $5.1 million for the twelve months ended December 31, 2001 to $3.9 million for the twelve months ended December 31, 2002. For the twelve months ended December 31, 2000, interest income from CMOs was $3.8 million. For the twelve months ended December 31, 2002, the average balance of CMOs was $53.8 which yielded 7.3%. For the twelve months ended December 31, 2001, the average balance of CMOs was $68.9 million which yielded 7.5%. The Company's CMOs yielded 7.15% on an average balance of $53.1 million for the twelve months ended December 31, 2000.

Interest income from other interest-earning assets consists of dividends on Federal Home Loan Bank ("FHLB") stock and interest earned on Federal Funds Sold and interest bearing deposits in other financial institutions. During the twelve months ended December 31, 2002, interest income from other interest earning assets decreased $277,000 to $252,000, compared to $529,000 for the twelve months ended December 31, 2001. The average balance of other interest earning assets was $11.2 million which yielded 2.2% for the twelve months ended December 31, 2002. For the twelve months ended December 31, 2001, the average balance of other interest earning assets was $12.4 million which yielded 4.26%. The decrease in yield was a direct result of falling interest rates. For the twelve months ended December 31, 2000, the average balance of other interest-earning assets was $6.4 million which yielded 7.02%.

INTEREST EXPENSE

Interest expense decreased $1.0 million for the twelve months ended December 31, 2002 to $6.8 million compared to $7.8 million for the twelve months ended December 31, 2001. Average interest-bearing liabilities was $158.6 million which cost 4.3% for the twelve months ended December 31, 2002. For the twelve months ended December 31, 2001, average total interest bearing liabilities were $149.8 million which cost 5.2%. The decrease in the Company's overall cost of funds from 2001 to 2002 was primarily due to a reduction in the average balance of FHLB advances, which typically cost more than retail deposits, and the downward repricing of the Company's existing retail deposits. In 2000, average interest-bearing liabilities of $112.1 million cost the Company 5.24%.

INTEREST EXPENSE ON DEPOSITS

Interest expense on deposits was $2.8 million for the twelve months ended December 31, 2002 and 2001 and $2.7 million for the twelve months ended December 31, 2000. While the average balance increased, the overall cost decreased due to the continuing reduction of the average rates paid. The average balance of deposits for the twelve months ended December 31, 2002 was $86.5 million which cost 3.2%. The average balance of deposits for the twelve months ended December 31, 2001 was $63.0 million which cost 4.5%. The average balance of deposits in 2000 was $58.1 million and cost 4.59%.

INTEREST EXPENSE ON TRANSACTION ACCOUNTS

Expense on checking accounts (predominantly NOW accounts) was $132,000 for the twelve months ended December 31, 2002 compared to $207,000 for the twelve months ended December 31, 2001. The average balance of transaction accounts was $6.6 million in 2002 and cost 2.0%. For 2001, such accounts carried an average balance of $5.8 million and cost 3.6%. The average balance of transaction accounts was $1.0 million for the twelve months ended December 31, 2000 and cost 4.93%.

INTEREST EXPENSE ON CERTIFICATES OF DEPOSIT

Expense on certificates of deposit decreased slightly in 2002 compared to 2001. This was because a large percentage of the Company's portfolio of certificates of deposit carry maturities of one year or less, meaning many repriced in 2002 during a falling interest rate environment. The average balance of certificates of deposit was $53.1 million costing the Company $2.0 million, or 3.7%, for the twelve months ended December 31, 2002. For the twelve months ended December 31, 2001, the average balance of certificates of deposit was $39.9 million, costing 5.3%. For the twelve months ended December 31, 2000, the average balance of certificates of deposit was $39.2 million costing 5.35%.

INTEREST EXPENSE ON PASSBOOK SAVINGS

For the twelve months ended December 31, 2002, the average balance of passbook savings was $26.8 million and cost 2.5%. For the twelve months ended December 31, 2001, the average balance of passbook savings was $17.2 million which cost 3.0%. For the twelve months ended December 31, 2000, the average balance of passbook savings was $18.0 million which cost 2.91%.

INTEREST EXPENSE ON BORROWINGS

Interest expense on borrowings decreased $1.0 million for the twelve months ended December 31, 2002 to $4.0 million, a decrease of 20%, compared to $5.0 million for the twelve months ended December 31, 2001. The average balance of borrowings was $72.1 million in 2002 which cost 5.6%. For the twelve months ended December 31, 2001, the average balance was $86.8 million which cost 5.7%. In 2000, average borrowings were $53.9 million which cost 5.95%.

PROVISION FOR LOAN LOSSES

The Allowance for Loan Loss ("ALL") is closely monitored by management and provisions to increase or reductions to the ALL to a level deemed appropriate by management are made accordingly. Additional provisions are necessary when either growth of the entire loan portfolio, changes in the loan mix, or charge-offs drop the ALL below that level deemed appropriate by management. Reductions occur due to a decline in the size of the loan portfolio or when previously reserved-for loans are paid down or collected in full.

The Company made provisions for loan losses of $48,000 in 2002 compared to $25,000 in 2001. The provision for loan loss in 2001 was mainly due to the continued growth of the loan portfolio. The $48,000 provision for loan loss in 2002 was related to a change in the mix of the Company's loan portfolio. While the overall balance of the loan portfolio decreased from 2001 to 2002, the percentage of non-residential loans increased. The Company's non-residential loans consist of commercial term loans and lines of credit, and mortgage loans secured by multifamily dwellings and commercial real estate. These loans typically carry more risk than loans secured by one-to-four family residences. Accordingly, non-residential loans are assigned a higher allowance than the Company's residential loans in the overall calculation of the ALL. At December 31, 2002, approximately 25% of the Company's loan portfolio was comprised of non-residential loans compared to 13% at December 31, 2001.

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

The following table represents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes.

(Dollars in Thousands)	Year Ended December 31, 2002		
	Average Balance	Interest	Average Yield/Rate
Interest-Earning Assets			
Loans Receivable	$81,463	$6,397	7.85%
Mortgage-Backed Securities	677	48	7.09%
Investment Securities	44,145	1,805	4.09%
Collateralized Mortgage Obligations	53,817	3,931	7.30%
Other Interest-Earning Assets	11,244	252	2.24%
Total Interest-Earning Assets	191,346	12,433	6.50%
Non Interest-Earning Assets	5,370		
TOTAL ASSETS	$196,716		
Interest-Bearing Liabilities			
Passbook Deposits	26,819	677	2.52%
Interest-Bearing Checking	6,569	132	2.01%
Certificates of Deposit	53,113	1,953	3.68%
Borrowings	72,056	4,042	5.61%
Total Interest-Bearing Liabilities	158,557	6,804	4.29%
Non Interest-Bearing Liabilities	3,011		
TOTAL LIABILITIES	$161,568		
Stockholders' Equity	35,148		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$196,716		
Net Interest-Earning Assets	**$32,789**		
Net Interest Income		**$5,629**	
Net Interest Spread			**2.21%**
Net Interest Margin			**2.94%**

Year Ended December 31, 2001			Year Ended December 31, 2000		
Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
$76,300	$5,989	7.85%	$72,744	$5,788	7.96%
1,376	90	6.54%	11,985	800	6.68%
24,988	1,350	5.40%	7,432	424	5.71%
68,903	5,142	7.46%	53,136	3,799	7.15%
12,411	529	4.26%	6,421	451	7.02%
183,978	13,100	7.12%	151,718	11,262	7.42%
3,225			1,752		
$187,203			$153,470		
17,247	514	2.98%	17,964	523	2.91%
5,797	207	3.57%	993	49	4.93%
39,930	2,122	5.31%	39,151	2,094	5.35%
86,840	4,982	5.74%	53,944	3,209	5.95%
149,814	7,825	5.22%	112,052	5,875	5.24%
906			1,238		
150,720			113,290		
36,483			40,180		
$187,203			$153,470		
$34,164			**$39,666**		
	$5,275			**$5,387**	
		1.90%			**2.18%**
		2.87%			**3.55%**

RATE/VOLUME ANALYSIS

The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume multiplied by prior year rate and (ii) changes in rate multiplied by prior year volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

RATE/VOLUME ANALYSIS
For December 31, 2000-2002

	12/31/01 to 12/31/02			12/31/00 to 12/31/01		
	Rate	Volume	Total	Rate	Volume	Total
Interest Income						
Loans Receivable	$0	$408	$408	($80)	$281	$201
Mortgage-Backed Securities	8	(50)	(42)	(17)	(693)	(710)
Investment Securities	(400)	855	455	(23)	949	926
CMOs	(86)	(1,125)	(1,211)	165	1,178	1,343
Other Interest-Earning Assets	(251)	(26)	(277)	(192)	270	78
Total	(729)	62	(667)	(147)	1,985	1,838
Interest Expense						
Passbook Savings	(79)	242	163	13	(22)	(9)
Interest-Bearing Checking	(90)	15	(75)	(14)	172	158
Certificates of Deposit	(651)	482	(169)	(16)	44	28
Borrowings	(113)	(827)	(940)	(112)	1,885	1,773
Total	(933)	(88)	(1,021)	(129)	2,079	1,950
Increase (Decrease) in Net Interest Income	**$204**	**$150**	**$354**	**($18)**	**($94)**	**($112)**

PROVISION FOR LOAN LOSSES (CONTINUED)

For the twelve months ended December 31, 2002, the Company had no loan charge-offs. During the twelve months ended December 31, 2001, the Company had $10,000 in loan charge-offs. The provision for loan losses reflects management's evaluation of the underlying credit risk of the Company's loan portfolio to adequately provide for probable loan losses inherent in the loan portfolio as of the balance sheet date. As of December 31, 2002, the ALL as a percent of the entire loan portfolio was .62% while the ratio in 2001 was .53%. The ALL as a percentage of non-performing loans was 74% at December 31, 2002, compared to 175% at December 31, 2001. Future additions to the ALL will be dependent on a number of factors including the performance of the Company's loan portfolio, specifically in terms of delinquencies, foreclosures and charge-offs. Other factors include the local economy, inflation, and changes in interest rates and the effect of such changes on real estate values. Management believes that the ALL was adequate at December 31, 2002.

NON-INTEREST INCOME

Non-interest income for the twelve months ended December 31, 2002, was $102,000, compared to $634,000 for the twelve months ended December 31, 2001. Non-interest income is comprised of two components, gain or losses from the sale of investments, and service charges. In 2001, the Company realized net gains on the sale of investment securities of $607,000, primarily from the sale of FHLMC common stock, compared to $20,000 in gains from the sale of other equity investments in 2002. In 2000, the Company had net losses of ($146,000) primarily from the sale of $10 million of mortgage-backed securities. Fee income is made up primarily of service charges on transaction accounts as well as ATM fees. Fee income was $82,000, $27,000 and $11,000 in 2002, 2001 and 2000, respectively.

NON-INTEREST EXPENSES

Non-interest expenses increased from $3.7 million for the twelve months ended December 31, 2001, to $4.2 million for the twelve months ended December 31, 2002. This compares to $3.4 million for the twelve months ended December 31, 2000. The increase was attributable to compensation and benefits, occupancy expense and ad valorem taxes. During 2002, the Company opened another full service branch office. This increased expenses such as utilities, telephone and office supplies. Also during 2002, the Company increased its staff by four employees. The cost of the company's ESOP also increased from 2001 to 2002 due to the increase in the market value of the Company's stock. The Company's increase in ad valorem taxes was attributable to the increase in the Louisiana Bank Shares tax paid by the Association. There was a substantial increase in the tax rate in 2002 and an increase in the Company's basis, which approximates the shareholders' equity of the Association.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity measures the Company's ability to meet its financial commitments and obligations on a timely basis. These commitments and obligations include loan disbursements, savings withdrawals by customers, the payment of cash dividends, check clearings and the daily operating expenses of the Company. Liquidity management involves the daily monitoring of cash on hand, non-interest bearing operating accounts, overnight Federal Funds Sold, short-term investments, and the Company's ability to convert these assets into cash without incurring a loss. Monthly paydowns on mortgage loans, mortgage-backed securities and CMOs are anticipated and channeled to either cash on hand, overnight Federal Funds Sold or short term investments in order to meet the Company's demands and maximize interest earned on these funds.

The Company's primary sources of funds are interest and non-interest bearing customer deposits, advances from the Federal Home Loan Bank and maturities of its existing investments including mortgage loans, mortgage-backed securities, investment securities and CMOs. The Company offers competitive interest rates in an effort to maintain its core deposit base consisting of passbook savings, checking accounts and certificates of deposit. The Company does not utilize brokered deposits nor does it offer special rates for "jumbo" deposits of $100,000 or more.

Guaranty Savings and Homestead Association, the Company's wholly-owned subsidiary, is required to maintain regulatory capital sufficient to meet all three of the regulatory capital requirements, those being tangible capital (1.5%), core capital (3.0%), and risk-based capital (8.0%). As of December 31, 2002, the Association's tangible and core capital amounted to $28.1 million, or 13.8% of adjusted total assets, while the Association's risk-based capital was $28.6 million, or 25.1% of total adjusted risk-weighted assets. The Company remains "well capitalized" under the Office of Thrift Supervision ("OTS") standards.

MARKET RISK ANALYSIS - ASSET LIABILITY MANAGEMENT

QUALITATIVE RISK ANALYSIS

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either re-price or mature within a given period of time. The difference or the interest rate re-pricing "gap" provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income, while a positive gap within shorter maturities would have the opposite effect. As of December 31, 2002, the ratio of the Association's cumulative one-year gap to total assets was 36.8% and its ratio of interest-earning assets to interest-bearing liabilities maturing or re-pricing within one year was 150.7%. This compares to December 31, 2001 when the Association's cumulative one-year gap to total assets was 27.8% and its ratio of interest-earning assets to interest-bearing liabilities maturing or re-pricing within one year was 154.4%. The sensitivity analysis for 2002 and 2001 appears in the following tables on 13-16.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Association's results of operations, the Association has adopted asset and liability management policies including an interest rate risk policy to better enable management to match the re-pricing and maturities of its

(continued on page 17)

SENSITIVITY ANALYSIS

The following table summarizes the anticipated maturities or re-pricing of the Association's interest-earning assets and interest-bearing liabilities of December 31, 2002, based on the information and assumptions set forth in the notes below.

(Dollars in Thousands)	Within Three Months	Three to Twelve Months
Interest-Earning Assets:		
Cash and Interest-Earning Deposits	$11,500	$ -
U.S. Government and Agency Securities (1)	-	-
FHLMC and FHLB Stock	25,322	-
Mortgage-Based Mutual Funds	30,955	-
Mortgage Loans (1)	10,848	32,546
Commercial Loans (2)	-	1,145
Collateralized Mortgage Obligations (1)	27,304	25,189
Consumer Loans	396	-
TOTAL INTEREST-EARNING ASSETS	**$106,325**	**$58,880**
Interest-Bearing Liabilities:		
NOW Accounts	6,542	-
Passbook Savings	31,117	-
Certificates of Deposit (2)	10,824	36,872
FHLB Advances (2)	9,977	14,287
TOTAL INTEREST-BEARING LIABILITIES	**$58,460**	**$51,159**
Excess/(Deficiency) of Interest-Earning Assets Over Interest-Bearing Liabilities	**$47,865**	**$7,721**
Cumulative Excess/(Deficiency) of Interest-Earning Assets Over Interest-Bearing Liabilities	**$47,865**	**$55,586**
Cumulative Excess/(Deficiency) of Interest-Earning Assets Over Interest-Bearing Liabilities as a Percent of Total Assets	**23.11%**	**26.84%**
Ratio of Interest-Earning Assets to Interest-Bearing Liabilities	**181.88%**	**115.09%**
Ratio of Cumulative Interest-Earning Assets to Interest-Bearing Liabilities	**181.88%**	**150.71%**

(1) Based on monthly payments received in the month ended December 31, 2002

(2) Based on contractual maturities

More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
$ -	$ -	$ -	$11,500
300	501	-	801
-	-	-	25,322
-	-	-	30,955
33,502	-	-	76,896
-	-	370	1,515
-	-	-	52,493
-	-	-	396
$33,802	**$501**	**$370**	**$199,878**
-	-	-	6,542
-	-	-	31,117
20,408	109		68,213
18,951	11,645	11,532	66,392
$39,359	**$11,754**	**$11,532**	**$172,264**
($5,557)	**($11,253)**	**($11,162)**	**$27,614**
$50,029	**$38,776**	**$27,614**	
24.16%	**18.72%**	**13.33%**	
85.88%	**4.26%**	**3.21%**	
133.58%	**124.12%**	**116.03%**	

SENSITIVITY ANALYSIS

The following table summarizes the anticipated maturities or re-pricing of the Association's interest-earning assets and interest-bearing liabilities of December 31, 2001, based on the information and assumptions set forth in the notes below.

(Dollars in Thousands)	Within Three Months	Three to Twelve Months
Interest Earning Assets		
Cash and Interest-Earning Deposits	$8,141	$ -
U.S. Government and Agency Securities (1)	-	-
FHLMC & FHLB Stock	22,901	-
Mortgage-Based Mutual Funds	16,466	-
Mortgage Loans (1)	4,844	14,532
Commercial Loans (2)	55	231
Collateralized Mortgage Obligations (1)	17,788	34,318
Consumer Loans	254	-
TOTAL INTEREST-EARNING ASSETS	**70,449**	**49,081**
Interest-Bearing Liabilities		
NOW Accounts	7,666	-
Passbook Savings	20,042	-
Certificates of Deposit (2)	8,621	23,864
FHLB Advances (2)	3,405	13,836
TOTAL INTEREST-BEARING LIABILITIES	**39,734**	**37,700**
Excess/(Deficiency) of Interest-Earning Assets Over Interest-Bearing Liabilities	**$30,715**	**$11,381**
Cumulative Excess of Interest-Earning Assets Over Interest-Bearing Liabilities	**$30,715**	**$42,097**
Cumulative Excess of Interest-Earning Assets Over Interest-Bearing Liabilities as a Percent of Total Assets	**20.32%**	**27.85%**
Ratio of Interest-Earning Assets to Interest-Bearing Liabilities	**177.30%**	**130.19%**
Ratio of Cumulative Interest-Earning Assets to Interest-Bearing Liabilities	**177.30%**	**154.36%**

(1) Based on average monthly payments for the three months ended December 31, 2001

(2) Based on contractual maturities

More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
$ -	$ -	$ -	$8,141
-	800	-	800
-	-	-	22,901
-	-	-	16,466
38,754	23,653	-	81,783
-	-	397	683
-	-	-	52,106
-	-	-	254
38,754	**24,453**	**397**	**183,134**
-	-	-	7,666
-	-	-	20,042
10,229	503	-	43,217
29,323	15,667	17,034	79,265
39,552	**16,170**	**17,034**	**150,190**
($798)	**$8,283**	**($16,637)**	**$32,944**
$41,298	**$49,581**	**$32,944**	
27.32%	**32.80%**	**21.79%**	
97.98%	**151.22%**	**2.33%**	
135.30%	**137.24%**	**121.93%**	

interest-earning assets and interest-bearing liabilities. Monthly, management reviews the re-pricing gap on an internal model specifically designed for the assets and liabilities currently being held by the Association. On a quarterly basis, the entire Board of Directors receives an interest rate risk report which analyzes changes to the net portfolio value ("NPV") and net interest income. The NPV is the difference between the market value of the Association's assets and the market value of the Association's liabilities and off-balance sheet commitments. The Board reviews the internal model and a standard thrift industry model prepared by the OTS from the Association's quarterly Consolidated Maturity and Rate Report.

The nature of thrifts such as Guaranty Savings and Homestead Association lends itself to the creation of negative gaps over the short term since the Association is invested primarily in home mortgage loans varying in length usually from 15 to 25 years while its longest term interest bearing liabilities are five-year certificates of deposit and several of its FHLB advances. Therefore it is vital that the Association utilize its other investments to offset in the short-term (12-month) horizon the substantial negative re-pricing gap which arises from one to five years while at the same time maximizing net interest income. This is why the Association places much of its ready cash in short-term investments such as mortgage-based mutual funds. These types of investments provide the benefit of overnight availability while producing yields approximately 150 basis points higher than overnight Federal Funds Sold. The Association also places a high emphasis on cash flows in its portfolio of CMOs. The duration of the Association's CMOs varies from two to fifteen years. At present, due to the large influx of cash and subsequent reinvestment in short-term mutual funds during 2002, the Association finds itself in a very positively gapped position over the twelve-month horizon.

Quantitive Risk Analysis Presented below, as of December 31, 2002 is an analysis of Guaranty Savings and Homestead Association's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points in accordance with OTS regulations. Currently, due to the low level of interest rates, the only downward shock capable of being applied is 100 basis points. As illustrated in the table, NPV is more sensitive to and may be more negatively impacted by falling rates than rising rates. This position is opposite the traditional position of the Association. Due to the high payoffs currently being experienced by the Association in its portfolio of loans and CMOs, and due to the significant balances in cash, cash equivalents, and short term investments, the Association would benefit most from a rising interest rate environment in terms of net interest income as well as NPV. This is due to the large amount of assets which would reprice sooner than the Association liabilities.

Change (in Basis Points)	Net Portfolio Value (Dollars in Thousands)					
	at December 31, 2002			at December 31, 2001		
In Interest Rates	$ Amount	$Change	% Change	$ Amount	$Change	% Change
+300	$36,092	$2,075	+6%	$19.589	$-10,889	-36%
+200	35,451	1,434	+4%	23,459	-7,019	-23%
+100	34,765	748	+2%	27,032	-3,446	-11%
0	34,017	--	--	30,478	--	--
-100	33,156	-861	-3%	34,175	3,697	12%
-200	n/a	n/a	n/a	37,682	7,204	24%
-300	n/a	n/a	n/a	41,090	10,612	35%

The assumptions used by management to evaluate the vulnerability of the Association's operations to changes in interest rates in the table above are based on assumptions utilized in the gap tables on pages 13 through 16. Although management finds these assumptions reasonable, the interest rate sensitivity of the Association's assets and liabilities and the estimated effects of changes in interest rates on the Association's net income and NPV indicated in the above table could vary substantially if different assumptions were used or actual experience difffers from such assumptions.

IMPACT OF INFLATION

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Certified Public Accountants & Consultants

LaPorte
Sehrt
Romig
&
Hand

To the Board of Directors
GS Financial Corp. and Subsidiary

Independent Auditor's Report

We have audited the accompanying consolidated balance sheets of **GS FINANCIAL CORP.** and its wholly-owned subsidiary, **GUARANTY SAVINGS AND HOMESTEAD ASSOCIATION** as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of **GS FINANCIAL CORP.** and its wholly-owned subsidiary, **GUARANTY SAVINGS AND HOMESTEAD ASSOCIATION** as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

LaPorte, Sehrt, Romig + Hand
A Professional Accounting Corporation

January 10, 2003
Metairie, Louisiana

A Professional Accounting Corporation
110 Veterans Blvd. Ste 200, Metairie, LA 70005-4958 (504) 835-5522 Fax (504) 835-5535
724 E. Boston Street, Covington, LA 70433 (985) 892-5850 FAX (985) 892-5956
E-Mail Address: laporte@laporte.com Internet Address: http://www.laporte.com
Member of AICPA Division for CPA Firms-Private Companies Practice Section and SEC Practice Section,
An Independently Owned Member of the RSM McGladrey Network

GS FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

ASSETS

	December 31,	
	2002	2001
CASH AND CASH EQUIVALENTS		
Cash and Amounts Due from Depository Institutions	$ 1,584	$ 376
Interest-Bearing Deposits in Other Banks	9,578	8,132
Federal Funds Sold	2,190	130
Total Cash and Cash Equivalents	13,352	8,638
Securities Available-for-Sale, at Fair Value	55,091	35,820
Mortgage-Backed Securities Available-for-Sale, at Fair Value	569	885
Collateralized Mortgage Obligations Available-for-Sale, at Fair Value	53,066	52,087
Loans, Net	78,334	81,611
Accrued Interest Receivable	642	883
Premises and Equipment, Net	2,668	2,546
Real Estate Held-for-Investment, Net	529	532
Stock in Federal Home Loan Bank, at Cost	5,461	5,304
Prepaid Income Tax	114	-
Deferred Charges	114	86
Other Assets	89	102
Total Assets	$ 210,029	$ 188,494

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,	
	2002	2001
LIABILITIES		
Deposits	$ 106,509	$ 71,169
Advance Payments by Borrowers for Taxes and Insurance	705	738
FHLB Advances	66,392	79,265
Accrued Interest - FHLB Advances	311	372
Deferred Income Tax	1,572	1,390
Other Liabilities	156	152
Total Liabilities	175,645	153,086
STOCKHOLDERS' EQUITY		
Preferred Stock - $.01 Par Value; 5,000,000 Shares Authorized - 0 - Shares Issued and Outstanding	-	-
Common Stock - $.01 Par Value; 20,000,000 Shares Authorized 3,438,500 Shares Issued and Outstanding	34	34
Additional Paid-in Capital	34,040	33,911
Unearned ESOP Shares	(1,083)	(1,365)
Unearned RRP Trust Stock	(1,274)	(1,477)
Treasury Stock (1,917,539 Shares in 2002 and 1,775,338 Shares in 2001) at Cost	(27,695)	(25,179)
Retained Earnings	28,334	27,639
Accumulated Other Comprehensive Income	2,028	1,845
Total Stockholders' Equity	34,384	35,408
Total Liabilities and Stockholders' Equity	$ 210,029	$ 188,494

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands)

	For The Years Ended December 31,		
	2002	2001	2000
INTEREST INCOME			
Loans Receivable	$ 6,397	$ 5,989	$ 5,788
Investment Securities	1,805	1,350	424
Mortgage-Backed Securities	48	90	800
Collateralized Mortgage Obligations	3,931	5,142	3,799
Dividends on Federal Home Loan Bank Stock	157	199	237
Other Interest Income	95	330	214
Total Interest Income	12,433	13,100	11,262
INTEREST EXPENSE			
Deposits	2,762	2,843	2,666
Advances from Federal Home Loan Bank	4,042	4,982	3,209
Total Interest Expense	6,804	7,825	5,875
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	5,629	5,275	5,387
PROVISION FOR LOAN LOSSES	48	25	7
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	5,581	5,250	5,380
NON-INTEREST INCOME			
Gain (Loss) on Sale of Investments	20	607	(146)
Other Income	82	27	11
Total Non-Interest Income	102	634	(135)

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME (Cont)
(Dollars in Thousands)

	For The Years Ended December 31,		
	2002	2001	2000
NON-INTEREST EXPENSES			
Compensation and Employee Benefits	2,617	2,387	2,098
Advertising	101	95	95
Office Supplies, Telephone and Postage	148	133	109
Net Occupancy Expense	426	354	323
Legal Fees	21	29	13
Audit and Consulting Fees	53	53	59
Supervisory Fees	94	82	72
Federal Insurance Premiums	13	11	12
Data Processing Expense	152	139	129
Real Estate Owned Expense - Net	3	3	2
Ad Valorem Taxes	453	339	365
Other	107	53	107
Total Non-Interest Expenses	4,188	3,678	3,384
INCOME BEFORE INCOME TAX EXPENSE	1,495	2,206	1,861
INCOME TAX EXPENSE	318	589	666
NET INCOME	$ 1,177	$ 1,617	$ 1,195
EARNINGS PER SHARE - BASIC	$0.86	$1.04	$0.60
EARNINGS PER SHARE - DILUTED	$0.86	$1.04	$0.60

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in Thousands)

	For The Years Ended December 31,		
	2002	2001	2000
NET INCOME	$ 1,177	$ 1,617	$ 1,195
OTHER COMPREHENSIVE INCOME, NET OF TAX:			
Unrealized Holding Gains Arising During the Period	835	802	1,685
Reclassification Adjustment for (Gains) Losses Included in Net Income	(652)	(249)	187
Total Other Comprehensive Income	183	553	1,872
COMPREHENSIVE INCOME	**$ 1,360**	**$ 2,170**	**$ 3,067**

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2002, 2001, and 2000
(Dollars in Thousands)

	Common Stock	Add'l Paid-in Capital	Treasury Stock	Unearned ESOP Stock	Unearned RRP Trust Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCES AT DECEMBER 31, 1999	**$34**	**$33,822**	**$(11,978)**	**$(1,927)**	**$(1,974)**	**$26,151**	**$(580)**	**$43,548**
Distribution of RRP Trust Stock	-	(64)	-	-	220	-	-	156
ESOP Compensation Earned	-	96	-	281	-	-	-	377
Purchase of Treasury Stock	-	-	(8,590)	-	-	-	-	(8,590)
Dividends Declared	-	-	-	-	-	(763)	-	(763)
Net Income - Year Ended December 31, 2000	-	-	-	-	-	1,195	-	1,195
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	-	-	1,872	1,872
BALANCES AT DECEMBER 31, 2000	**$34**	**$33,854**	**$(20,568)**	**$(1,646)**	**$(1,754)**	**$26,583**	**$ 1,292**	**$37,795**
Distribution of RRP Trust Stock	-	(76)	-	-	277	-	-	201
ESOP Compensation Earned	-	133	-	281	-	-	-	414
Purchase of Treasury Stock	-	-	(4,611)	-	-	-	-	(4,611)
Dividends Declared	-	-	-	-	-	(561)	-	(561)
Net Income - Year Ended December 31, 2001	-	-	-	-	-	1,617	-	1,617
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	-	-	553	553
BALANCES AT DECEMBER 31, 2001	**$34**	**$33,911**	**$(25,179)**	**$(1,365)**	**$(1,477)**	**$27,639**	**$1,845**	**$35,408**
Distribution of RRP Trust Stock	-	(55)	-	-	203	-	-	148
ESOP Compensation Earned	-	184	-	282	-	-	-	466
Purchase of Treasury Stock	-	-	(2,516)	-	-	-	-	(2,516)
Dividends Declared	-	-	-	-	-	(482)	-	(482)
Net Income - Year Ended December 31, 2002	-	-	-	-	-	1,177	-	1,177
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	-	-	183	183
BALANCES AT DECEMBER 31, 2002	**$34**	**$34,040**	**$(27,695)**	**$(1,083)**	**$(1,274)**	**$28,334**	**$2,028**	**$34,384**

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	For The Years Ended December 31,		
	2002	2001	2000
CASH FLOW FROM OPERATING ACTIVITIES			
Net Income	$ 1,177	$ 1,617	$ 1,195
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	165	140	139
Discount Accretion Net of Premium Amortization	(739)	(613)	(129)
Provision for Loan Losses	48	25	7
(Gain) on Disposal of Fixed Assets	-	-	(8)
Non-Cash Dividend - FHLB Stock	(157)	(199)	(236)
Net Loan Fees	(1)	(1)	(2)
Dividend on ARM Fund	(645)	(333)	(51)
Dividend on IMF Fund	(18)	(21)	(48)
Dividend on UST Fund	(43)	(15)	-
ESOP Expense	465	415	377
RRP Expense	149	198	156
(Gain) Loss on Sale of Foreclosed Real Estate	(6)	(49)	12
(Gain) Loss on Sale of Investments	(20)	(607)	146
Increase in Prepaid Income Taxes	(96)	(1)	-
Increase in Deferred Income Tax	74	61	63
Changes in Operating Assets and Liabilities:			
Decrease (Increase) in Accrued Interest Receivable	242	(202)	68
(Increase) in Deferred Charges	(27)	(25)	(11)
Increase (Decrease) in Accrued Income Tax	1	-	(32)
Increase (Decrease) in Other Liabilities	4	(229)	227
(Decrease) Increase in Accrued Interest – FHLB Advances	(61)	93	18
Increase in Other Assets	(5)	(57)	(8)
Net Cash Provided by Operating Activities	507	197	1,883

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont)
(Dollars in Thousands)

	For The Years Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of Collateralized Mortgage Obligations	(73,594)	(36,908)	(8,647)
Proceeds from Maturities of Collateralized Mortgage Obligations	73,034	37,604	9,108
Proceeds from Sale of Collateralized Mortgage Obligations	-	2,739	-
Proceeds from Sale of FHLMC Common Stock	-	632	413
Purchase of FHLMC Preferred Stock	(3,621)	(12,718)	(3,507)
Proceeds from Maturities of Available-for-Sale Securities	-	1,586	2,292
Proceeds from Maturities of Mortgage-Backed □Securities	311	925	1,956
Proceeds from Sale of Mortgage-Backed Securities	-	2,316	10,313
Purchase of ARM Mutual Fund	(18,798)	(9,318)	(1,390)
Redemption of IMF Mutual Fund	-	-	2,410
Redemption (Purchase) of UST Mutual Fund	4,298	(4,240)	-
Sale (Purchase) of Other Equity Investments, Net	193	(123)	(50)
Loan Originations and Principal Collections, Net	3,188	(7,519)	(4,528)
Purchases of Premises and Equipment	(115)	(158)	(27)
Cost of Construction of Building for Real Estate Held for Investment	(1)	(322)	-
Acquisition of Land for Branch Development	(172)	-	-
Proceeds from the Sale of Premises and Equipment	-	-	16
Proceeds from Sales of Foreclosed Real Estate	51	546	2
Investment in Foreclosed Real Estate	(3)	(15)	(8)
Purchase of Federal Home Loan Bank Stock	-	(1,989)	(12)
Net Cash (Used in) Provided by Investing Activities	(15,229)	(26,962)	8,341

The accompanying notes are an integral part of these financial statements.

GS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont)
(Dollars in Thousands)

	For The Years Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES			
Purchase of Treasury Stock	(2,516)	(4,611)	(8,590)
(Decrease) Increase in Advances from Federal Home Loan Bank	(12,874)	25,075	202
Payment of Cash Stock Dividends	(482)	(561)	(763)
Increase (Decrease) in Deposits	35,341	12,290	(337)
(Decrease) Increase in Deposits for Escrows	(33)	(193)	163
Net Cash Provided by (Used in) by Financing Activities	19,436	32,000	(9,325)
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,714	5,235	899
CASH AND CASH EQUIVALENTS - Beginning of Year	8,638	3,403	2,504
CASH AND CASH EQUIVALENTS – End of Year	$ 13,352	$ 8,638	$ 3,403
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash Paid During the Year for:			
Interest	$ 6,874	$ 7,731	$ 5,847
Income Taxes	326	537	618
Loans Transferred to Foreclosed Real Estate During the Year	42	364	109
Market Value Adjustment for Gain/(Loss) on Securities Available-for-Sale	277	838	2,836

The accompanying notes are an integral part of these financial statements.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

GS Financial Corp. (the Company) was organized as a Louisiana corporation on December 24, 1996 for the purpose of becoming the holding company of Guaranty Savings and Homestead Association (the Association) in anticipation of converting the Association from a Louisiana chartered mutual savings and loan association to a Louisiana chartered stock savings and loan association. The Association operates in the savings and loan industry and as such provides financial services to individuals, corporate entities and other organizations through the origination of loans and the acceptance of deposits in the form of passbook savings, certificates of deposit, and demand deposit accounts.

The Association is subject to competition from other financial institutions, and is also subject to the regulations of certain Federal and State agencies and undergoes periodic examinations by those regulatory authorities.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Guaranty Savings and Homestead Association. In consolidation, significant inter-company accounts, transactions, and profits have been eliminated.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the year. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. Management independently determines the allowance for losses on loans based on an evaluation of the loan history and the condition of the underlying collateral. In connection with the determination of the allowances for losses on foreclosed real estate, management assesses the fair market value or obtains independent appraisals for all properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Association's allowances for losses on loans and foreclosed real estate. Such agencies may require the Association to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

CASH AND CASH EQUIVALENTS

For the purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include all cash and amounts due from depository institutions, interest-bearing deposits in other banks, and Federal Funds Sold.

INVESTMENT SECURITIES

Marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in comprehensive income. The cost of securities sold is recognized using the specific identification method. Premiums and discounts are being amortized over the life of the securities as a yield adjustment.

MORTGAGE-BACKED SECURITIES

Mortgage-backed securities represent participating interests in pools of first mortgage loans originated and serviced by issuers of the securities. Unrealized gains and losses on mortgage-backed securities are recognized as direct increases or decreases in comprehensive income. The cost of securities sold is recognized using the specific identification method. Premiums and discounts are being amortized over the life of the securities as a yield adjustment.

COLLATERALIZED MORTGAGE OBLIGATIONS

Collateralized Mortgage Obligations (CMO's) are multiple class mortgage-backed securities. An underlying pool of mortgages held by the issuer serves as collateral for the debt obligations, and principal and interest payments from the pool of mortgages are used to retire the CMO's.

Currently, the Company's investment in CMO's is limited to Real Estate Mortgage Investment Conduits (REMIC's). A REMIC is a pass-through investment vehicle created under the Tax Reform Act of 1986 to issue multiple class mortgage-backed securities.

Currently, the Company's investment in REMIC's is limited to those issued by FNMA, FHLMC and "AAA" rated non-governmental agencies. These are defined to be within the 20% risk-weighted category for thrift institutions. Prior to investing, the Company receives a prospectus that includes the various cash flow and interest rate risk scenarios possible for each bond.

Unrealized gains and losses on CMO's are recognized as direct increases or decreases in comprehensive income. The cost of securities sold is recognized using the specific identification method. Premiums and discounts are being amortized over the life of the securities as a yield adjustment.

LOANS

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees. Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the contractual lives of the related loans using the interest method.

Loans are placed on non-accrual when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income, and thereafter interest is recognized only to the extent of payments received.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Interest payments on impaired loans are typically applied to principal unless collectibility of the principal amount is fully assured, in which case interest is recognized on the cash basis. Residential mortgage loans and consumer installment loans are considered to be groups of smaller balance homogeneous loans and are collectively evaluated for impairment and are not subject to SFAS 114 measurement criteria.

The allowance for loan losses is maintained at a level that, in management's judgment, is adequate to absorb probable losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation computed principally on the straight-line and modified accelerated cost recovery methods over the estimated useful lives of the assets which range from 5 to 10 years for furniture and equipment, and 31 to 39 years for buildings. Maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized.

When these assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

FORECLOSED REAL ESTATE

Foreclosed real estate includes real estate acquired in settlement of loans. At the time of foreclosure, foreclosed real estate is recorded at the lower of the Association's cost or the asset's fair value, less estimated selling costs, which becomes the property's new basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value less estimated selling costs. Costs incurred in maintaining foreclosed real estate are included in income (loss) on foreclosed real estate.

REAL ESTATE HELD-FOR-INVESTMENT

Real estate held-for-investment consists of a multi-suite office building at a former branch location of the Association. The Company leases two of the four suites to the Association which serves as a branch office location. The remaining two suites are rented by unrelated third parties.

INCOME TAXES

The Company and its wholly-owned subsidiary file a consolidated Federal income tax return on a calendar year basis. Each entity pays its pro rata share of income taxes in accordance with a written tax-sharing agreement.

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

While the Association is exempt from Louisiana income tax, it is subject to the Louisiana Ad Valorem tax that is based on stockholders' equity and net income.

NON-DIRECT RESPONSE ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising costs were $101,000, $95,000 and $95,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

Statement of Financial Accounting Standards No. 145 (SFAS 145), *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* updates, clarifies, and simplifies existing accounting pronouncements related to extinguishment of debt, accounting requirements for the effects of transitions to the provisions of the Motor Carrier Act of 1980, and accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. This statement is effective for financial statements issued for fiscal years beginning after May 15, 2002. The adoption of this pronouncement had no effect on the financial position and results of operations of the Company

Statement of Financial Accounting Standards No. 146 (SFAS 146), *Accounting for Costs Associated with Exit or Disposal Activities,* a replacement of Emerging Issues Task Force (EITF)

No. 94-3. This statement provides accounting and reporting standards for costs associated with exit or disposal activities that were previously recognized at the date a Company committed to an exit plan. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this pronouncement is not expected to have an effect on the financial position and results of operations of the Company.

Statement of Financial Accounting Standards No. 147 (SFAS 147), *Acquisitions of Certain Financial Institutions. An amendment of SFAS 72 and 144, and FASB Interpretation No. 9.* This statement provides accounting and reporting standards for the application of the purchase method to all acquisitions of financial institutions (including branch acquisitions that meet the definition of a business), except transactions between two or more mutual enterprises. Previously, any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired was classified as an unidentifiable intangible asset and subsequently amortized. This statement requires that long-lived assets (including long-term customer relationship intangible assets) to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and requires a probability-weighted cash flow estimation approach, and includes a "primary-asset" approach to determine the cash flow estimation period. This statement is effective for acquisitions on or after October 1, 2002. The adoption of this pronouncement had no effect on the financial position and results of operations of the Company.

Statement of Financial Accounting Standards No. 148 (SFAS 148), *Accounting for Stock-Based Compensaton – Transition and Disclosure- An Amendment of FASB Statement No. 123*, is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption of this pronouncement had no effect on the financial position and results of operations of the Company.

NOTE B
INVESTMENT SECURITIES

Securities available-for-sale consist of the following (in thousands):

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U. S. Government and Federal Agencies	$ 801	$ 116	$ -	$ 917
Adjustable Rate Mortgage Mutual Fund	31,924	39	-	31,963
Intermediate Mortgage Mutual Fund	412	7	-	419
FHLMC Common Stock	16	929	-	945
FHLMC Preferred Stock	19,846	1,001	-	20,847
	$ 52,999	**$ 2,092**	**$ -**	**$ 55,091**

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U. S. Government and Federal Agencies	$ 801	$ 85	$ -	$ 886
Adjustable Rate Mortgage Mutual Fund	12,481	32	-	12,513
Ultra Short-Term Mutual Fund	4,255	-	4	4,251
Intermediate Mortgage Mutual Fund	394	3	-	397
FHLMC Common Stock	16	1,031	-	1,047
FHLMC Preferred Stock	16,224	326	-	16,550
Equity Investments-Other	173	3	-	176
	$ 34,344	**$ 1,480**	**$ 4**	**$ 35,820**

The following is a summary of maturities of securities available-for-sale (in thousands):

	December 31,			
	2002		2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts Maturing in:				
In One Year or Less	$ 52,198	54,174	$ 33,543	$ 34,934
After One Year Through Five Years	801	917	801	886
After Five Years Through Ten Years	-	-	-	-
	$ 52,999	**55,091**	**$ 34,344**	**$ 35,820**

The Company's investment in FHLMC common and preferred stock represents an investment in securities which pay a stated rate of interest quarterly of which 70% is exempt from Federal income tax. This FHLMC preferred stock contains call options from 2004 to 2009.

In 2002, the Company sold $279,000 of other equity investments and realized a gain of $20,000. In 2001, the Company sold 10,000 shares of FHLMC common stock at a gain of $623,000. The Company also wrote down its investment in the Intermediate Mortgage Mutual Fund $27,000 in 2001. During 2000, the Company realized losses of $210,000 through the redemption of $2.6 million of its Intermediate Mortgage Mutual Fund. The Company also sold 10,000 shares of FHLMC common stock for $413,000, realizing a gain of $403,000.

At December 31, 2002 and 2001, three equity securities are being carried at a cost of $77,000 and are included in Other Assets. The cost of these securities approximates their fair value.

NOTE C
MORTGAGE-BACKED SECURITIES

Mortgage-backed securities consist of the following (in thousands):

December 31, 2002	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Available for Sale:				
GNMA	539	30	-	$ 569
	$ 539	**$ 30**	**$ -**	**$ 569**

December 31, 2001	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Available for Sale:				
GNMA	$ 857	$ 28	$ -	$ 885
	$ 857	**$ 28**	**$ -**	**$ 885**

The amortized cost and fair value of mortgage-backed securities at December 31, 2002 and 2001, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

December 31, 2002

	Amortized Cost	Fair Value
Mortgage-Backed Securities Maturing:		
In One Year or Less	$ -	$ -
After One Year Through Five Years	-	-
After Five Years Through Ten Years	-	-
After Ten Years	539	569
	$ 539	**$ 569**

December 31, 2001

	Amortized Cost	Fair Value
Mortgage-Backed Securities Maturing:		
In One Year or Less	$ -	$ -
After One Year Through Five Years	-	-
After Five Years Through Ten Years	-	-
After Ten Years	857	885
	$ 857	**$ 885**

In 2001, the Company sold $2.3 million of mortgage-backed securities at a net loss of $5,000. In 2000, the Company sold GNMA and FNMA mortgage-backed securities with a book value of $10.6 million, resulting in a loss of $337,000.

NOTE D

COLLATERALIZED MORTGAGE OBLIGATIONS

Collateralized Mortgage Obligations (CMO's) consist of the following (in thousands):

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale:				
FNMA	$ 7,534	$ 8	$ 18	$ 7,524
FHLMC	19,404	81	2	19,483
GNMA	1,601	-	-	1,601
OTHER	23,564	898	4	24,458
	$ 52,103	**$ 987**	**$ 24**	**$ 53,066**

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale:				
FNMA	$ 1,283	$ -	$ 9	$ 1,274
FHLMC	13,702	153	65	13,790
OTHER	35,810	1,213	-	37,023
	$ 50,795	**$ 1,366**	**$ 74**	**$ 52,087**

In 2001, the Company sold $2.7 million of collateralized mortgage obligations at a gain of $16,000. At December 31, 2002 and 2001, CMO's are classified as available-for-sale, and are reported on the financial statements at their fair value. Also, all of the CMO's held as of December 31, 2002 and 2001 have contractual maturities of greater than ten years. There were no sales of CMO's during 2002 or 2000.

CMO's with market values of $14,003,855 and $28,540,794 have been pledged as collateral towards the outstanding balance of Advances from the Federal Home Loan Bank at December 31, 2002 and 2001, respectively.

NOTE E
LOANS

Loans at December 31, 2002 and 2001 are summarized as follows (in thousands):

	December 31,	
	2002	**2001**
Loans Secured by First Mortgages on Real Estate:		
One to Four Family Residential	$ 57,502	$ 69,843
FHA and VA	1	9
Construction	1,263	1,056
Commercial Real Estate	8,672	3,431
Other	9,451	6,750
Total Real Estate Loans	**76,889**	**81,089**
Consumer Loans:		
Second Mortgage	7	11
Loans on Deposits	396	254
Total Consumer Loans	403	265
Commercial Loans	1,515	683
	78,807	**82,037**
Allowance for Loan Losses	(483)	(435)
Net Deferred Loan Origination Costs	10	9
Loans, Net	**$ 78,334**	**$ 81,611**

An analysis of the allowance for loan losses is as follows (in thousands):

	Years Ended December 31,		
	2002	**2001**	**2000**
Balance, Beginning of Year	$ 435	$ 420	$ 424
Provision for Losses	48	25	7
Loans Charged Off	-	10	11
Recoveries	-	-	-
Balance, End of Year	**$ 483**	**$ 435**	**$ 420**

Loans receivable as of December 31, 2002 are scheduled to mature and adjustable rate loans are scheduled to re-price as follows (in thousands):

	Under One Year	One to Five Years	Six to Ten Years	GT 10 Years	Total
Loans Secured by 1-4 Family Residential:					
Fixed Rate	$ 71	$ 1,184	$ 6,698	$ 49,549	**$ 57,502**
Other Loans Secured by Real Estate:					
Fixed Rate	-	14,236	5,158	-	**19,394**
Commercial Fixed Rate	1,146	-	369	-	**1,515**
All Other Loans	396	-	-	-	**396**
	$ 1,613	**$ 15,420**	**$ 12,225**	**$ 49,549**	**$ 78,807**

At December 31, 2002 and 2001, the Association had loans totaling approximately $295,000 and $179,000, respectively, for which impairment had been recognized. The allowance for loan losses related to these loans totaled $49,000 and $56,000 at December 31, 2002 and 2001, respectively. The amount of interest income that would have been recorded on loans in non-accrual status at December 31, 2002, had such loans performed in accordance with their terms, was approximately $34,000. Such interest foregone for the year ended December 31, 2001 was approximately $8,000.

In the ordinary course of business, the Association has and expects to continue to have transactions, including borrowings, with its officers and directors. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Association.

Loans to such borrowers are summarized as follows (in thousands):

	December 31, 2002	2001
Balance, Beginning of Year	$ 1,456	$ 1,454
Additions	50	228
Payments and Renewals	(571)	(226)
Balance, End of Year	**$ 935**	**$ 1,456**

The Association's lending activity is concentrated within the metropolitan New Orleans area and surrounding parishes, with its major emphasis in the origination of permanent single-family dwelling loans. Such loans comprise the majority of the Association's loan portfolio.

NOTE F
ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 2002 and 2001 consists of the following (in thousands):

	December 31,	
	2002	**2001**
Loans	$ 345	$ 348
Mortgage-Backed Securities	4	6
Collateralized Mortgage Obligations	269	277
Investments and Other	24	252
Totals	**$ 642**	**$ 883**

NOTE G
PREMISES AND EQUIPMENT

A summary of premises and equipment follows (in thousands):

	December 31,	
	2002	**2001**
Land	$ 952	$ 781
Buildings and Improvements	2,074	2,071
Furniture, Fixture and Equipment	735	637
	3,761	3,489
Accumulated Depreciation and Amortization	(1,093)	(943)
	$ 2,668	**$ 2,546**

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was approximately $150,000, $139,000 and $137,000, respectively.

NOTE H
FORECLOSED REAL ESTATE

A summary of the activity of the Foreclosed Real Estate account follows (in thousands) :

	December 31,	
	2002	**2001**
Balance - Beginning of the Year	$ -	$ 117
Acquired in Settlement of Loans	42	363
Costs Capitalized	3	15
Sales of Foreclosed Real Estate	(45)	(495)
Less: Allowance for Losses on Foreclosed Real Estate	-	-
	$ -	**$ -**

Expenses applicable to foreclosed real estate consists of operating expenses, net of rental income. The Company incurred net expenses associated with foreclosed real estate of approximately $-0- for the year ended December 31, 2002. For the years ended December 31, 2002 and 2001, the Company recognized net income associated with foreclosed real estate of approximately $-0- and $2,000, respectively.

NOTE I
REAL ESTATE HELD-FOR-INVESTMENT

Real estate held-for-investment, which consists of a multi-suite office building located on the property of a former branch location of the Association, is summarized below (in thousands):

	December 31,	
	2002	2001
Land	$ 226	$ 226
Buildings and Improvements	320	307
	546	533
Accumulated Depreciation	(17)	(1)
	$ 529	**$ 532**

Depreciation expense for each of the years ended December 31, 2002, 2001 and 2000 was $16,000, $1,000 and $2,000, respectively. Depreciation expense during 2002 and 2001 was for the newly constructed multi-suite office building that was placed into service in November, 2001. Depreciation expense for 2000 was for the former structure located on the property. During 2000, the Company transferred the remaining book value of the structure from Building and Improvements to Land.

In 2002 the Company realized $49,000 in rental income from this property. During 2001, the Company had $5,000 in such rental income.

NOTE J
DEPOSITS

Deposit account balances at December 31, 2002 and 2001 are summarized as follows (in thousands):

	Weighted Average Rate at December 31,		Year Ended December 31, 2002		Year Ended December 31, 2001	
	2002	2001	Amount	Percent	Amount	Percent
Balance by Interest Rate:						
Demand Deposit Accounts	1.83 %	1.94 %	$ 7,143	6.71 %	$ 7,910	11.12 %
Regular Savings Accounts	2.28 %	2.75 %	31,153	29.25	20,042	28.16
Certificates of Deposit	3.44 %	4.34 %	68,213	64.04	43,217	60.72
			$ 106,509	**100.00 %**	**$ 71,169**	**100.00 %**
Certificate Accounts Maturing						
Under 12 months			$ 47,695	69.92 %	$ 32,485	75.17 %
12 months to 24 months			8,981	13.17	8,049	18.62
24 months to 36 months			11,428	16.75	2,180	5.04
36 months to 48 months			35	0.05	496	1.15
48 months to 60 months			74	.11	7	.02
			$ 68,213	**100.00 %**	**$ 43,217**	**100.00 %**

The aggregate amount of deposits with a minimum balance of $100,000 was approximately $17,368,000 and $3,928,000 at December 31, 2002 and 2001, respectively.

Interest expense for each of the following periods is as follows (in thousands):

	Years Ended December 31, 2002	2001	2000
Certificates	$ 1,953	$ 2,122	$ 2,094
NOW Accounts	132	207	-
Passbook Savings	677	514	572
	$ 2,762	**$ 2,843**	**$ 2,666**

The Association held deposits of approximately $1,149,000 and $653,000 for officers and directors at December 31, 2002 and 2001, respectively.

NOTE K
ADVANCES FROM FEDERAL HOME LOAN BANK

Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), advances are secured by a blanket floating lien on first mortgage loans and certain pledged CMOs. Total interest expense recognized in 2002, 2001 and 2000, respectively, was $4,042,000, $4,982,000 and $3,209,000.

Advances at December 31, 2002 and 2001 consisted of the following (in thousands):

Contract Rate	Advance Total	
	2002	2001
4.00% to 4.99%	$ 1,144	$ 2,234
5.00% to 5.99%	58,851	67,954
6.00% to 6.99%	6,397	9,077
	$ 66,392	**$ 79,265**

Maturities of Advances at December 31, 2002 for each of the next five years are as follows (in thousands):

Year Ending December 31,	Amount
2003	$ 27,453
2004	6,226
2005	9,537
2006	6,131
2007	5,514
Thereafter	11,531
	$ 66,392

NOTE L
INCOME TAX EXPENSE

The provision for income taxes for 2002, 2001 and 2000 consists of the following (in thousands):

	Years Ended December 31,		
	2002	**2001**	**2000**
Current Tax Expense	$ 232	$ 528	$ 603
Deferred Tax Expense	86	61	63
	$ 318	**$ 589**	**$ 666**

The provision for Federal income taxes differs from that computed by applying Federal statutory rates to income (loss) before Federal income tax expense, as indicated in the following analysis (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Expected Tax Provision at a 34% Rate	$ 508	$ 750	$ 633
Expected State Corporate Tax	2	(2)	9
Effect of Tax Exempt Income	(248)	(207)	(5)
Employee Stock Ownership Plan	62	53	20
Other	(6)	(5)	9
	$ 318	$ 589	$ 666

Deferred tax liabilities have been provided for the temporary differences related to unrealized gains on available-for-sale securities, deferred loan costs, depreciation, the allowance for loan losses, and non-cash Federal Home Loan Bank dividends. Deferred tax assets have been provided for the temporary differences related to the Company's Recognition and Retention Plan and Employee Stock Ownership Plan, reserves for uncollected interest and late charges, deferred loan fees, and the allowance for losses on foreclosed real estate. The net deferred tax assets or liabilities in the accompanying consolidated balance sheets include the following components (in thousands):

	December 31,	
	2002	2001
Deferred Tax Assets		
Recognition and Retention Plan	$ 13	$ 13
Employee Stock Ownership Plan	43	87
Other	3	4
Total Deferred Tax Assets	59	104
Deferred Tax Liabilities		
FHLB Stock Dividends	$ 356	$ 302
Market Value Adjustment to Available-for-Sale Securities	1,045	950
Allowance for Loan Losses	156	183
Other	74	59
Total Deferred Tax Liabilities	1,631	1,494
Deferred Tax Liabilities - Net of Deferred Tax Assets	$ 1,572	$ 1,390

Included in retained earnings at December 31, 2002 and 2001 is approximately $3,800,000 in bad debt reserves for which no deferred Federal income tax liability has been recorded. These amounts represent allocations of income to bad debt deductions for tax purposes only. Reduction of these reserves for purposes other than tax bad-debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $1,292,000 for December 31, 2002 and 2001, respectively.

NOTE M
EMPLOYEE STOCK OWNERSHIP PLAN

During 1997, GS Financial Corp. instituted an employee stock ownership plan (the "ESOP") that covers all employees of Guaranty Savings and Homestead Association who have completed one year of service and have attained the age of 21. The ESOP purchased the statutory limit of eight percent of the shares offered in the initial public offering of the Company (275,080 shares). This purchase was facilitated by a loan from the Company to the ESOP in the amount of $2,750,800. The loan is secured by a pledge of the ESOP shares. The shares pledged as collateral are reported as unearned ESOP shares in the balance sheets. The corresponding note is to be paid back in 40 equal quarterly payments of $103,000 on the last business day of each quarter, beginning June 30, 1997 at the rate of 8.5%. The note payable and the corresponding note receivable have been eliminated for consolidation purposes.

The Association may contribute to the plan, in the form of debt service, at the discretion of its board of directors. Dividends received on ESOP shares are either utilized to service the debt or credited to participant accounts at the discretion of the trustees of the Plan. Shares are released for allocation to plan participants based on principal and interest payments of the note. Compensation expense is recognized based on the number of shares allocated to plan participants each year and the average market price of the stock for the current year. Released ESOP shares become outstanding for earnings per share computations.

As compensation expense is incurred, the Unearned ESOP Shares account is reduced based on the original cost of the stock. The difference between the cost and average market price of shares released for allocation is applied to Additional Paid-in Capital. ESOP compensation expense was approximately $465,000, $415,000 and $377,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The ESOP shares as of December 31, 2002 and 2001 were as follows:

	2002	2001
Allocated Shares	123,457	103,658
Shares Released for Allocation	28,132	28,132
Unreleased Shares	108,319	136,451
Total ESOP Shares	**259,908**	**268,241**
Fair Value of Unreleased Shares (in thousands)	$ 1,966	$ 2,039

Total ESOP shares decreased in 2002 and 2001 due to the liquidation of shares for employees who terminated their employment in 2002 and 2001.

NOTE N
RECOGNITION AND RETENTION PLAN

On October 15, 1997, the Company established a Recognition and Retention Plan (the "Plan") as an incentive to retain personnel of experience and ability in key positions. The Company approved a total of 137,540 shares of stock to be acquired for the Plan, of which 125,028 shares have been allocated for distribution to key employees and directors. As shares are acquired for the Plan, the purchase price of these shares is recorded as unearned compensation, a contra equity account. As the shares are distributed, the contra equity account is reduced.

During 1998, by unanimous approval of the Plan participants, the Plan was amended as a direct effort to reduce the Company's expenses resulting from the Plan. Prior to the amendment to the Plan, Plan share awards were earned by recipients at a rate of 20% of the aggregate number of shares covered by the Plan over five years. The amended Plan stipulates that Plan share awards are earned by recipients at a rate of 10% of the aggregate number of shares covered by the plan over ten years. If the employment of an employee or service as a non-employee director is terminated prior to the tenth anniversary of the date of grant of Plan share award for any reason (except for death, disability or retirement), the recipient shall forfeit the right to any shares subject to the award which have not been earned.

The total cost associated with the Plan is based on a per share value of $12.50, the market price of the Company's stock as of the date on which the Plan was amended. This cost is being amortized over ten years. Compensation expense pertaining to the Recognition and Retention plan was $149,000, $198,000 and $156,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The increased expense in 2001 was attributable to a lump sum distribution of the remaining awarded shares under the terms of the plan to a member of the Board of Directors who retired for health reasons.

A summary of the changes in restricted stock follows:

	Unawarded Shares	Awarded Shares
Balance at January 1, 2001	12,472	87,522
Purchased by Plan	-	-
Granted	-	-
Forfeited	-	-
Earned and Issued	-	(16,038)
Balance at December 31, 2001	12,472	71,484
Purchased by Plan	-	-
Granted	-	-
Forfeited	-	-
Earned and Issued	-	(11,916)
Balance at December 31, 2002	**12,472**	**59,568**

NOTE O
STOCK OPTION PLAN

In 1997, the Company adopted a stock option plan for the benefit of directors, officers, and other key employees. The number of shares of common stock reserved for issuance under the stock option plan was 343,850 shares, or ten percent of the total number of shares of common stock sold in the Company's initial public offering of its common stock.

The plan also permits the granting of Stock Appreciation Rights (SAR's). SAR's entitle the holder to receive, in the form of cash or stock, the increase in the fair value of the Company stock from the date of grant to the date of exercise. No SAR's have been issued under the plan.

On October 15, 1997, the Company granted a total of 275,076 options to directors, officers, and other key employees. Under the plan, the exercise price of each option cannot be less than the fair value of the underlying common stock as of the date of the option grant, and the maximum term is 10 years. Options vest over five years.

The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123 *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

	2002	2001	2000
Net Income (In thousands)			
As Reported	$1,177	$1,617	$1,195
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(166)	(210)	(210)
Pro Forma Net Income	**$1,011**	**$1,407**	**$985**
Earnings per Share			
Basic, as reported	$ .86	$1.04	$ .60
Basic, pro forma	$ .74	$ .90	$ .50
Diluted, as reported	$ .86	$1.04	$ .60
Diluted, pro forma	$ .74	$ .90	$ .50

The fair value of options granted on October 15, 1997 was estimated as of the date of the grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 1.59%; expected volatility of 16.2%; risk-free interest rate of 6.14%; and life of 9.88 years.

A summary of the status of the Company's stock option plan as of December 31, 2002, 2001, and 2000, and changes during the years ending on those dates is presented below:

Fixed Options	2002 Shares	2002 Exercise Price	2001 Shares	2001 Exercise Price	2000 Shares	2000 Exercise Price
Outstanding at Beginning of Year	275,076	$ 17.18	275,076	$ 17.18	275,076	$ 17.18
Granted	-		-		-	
Exercised	-		-		-	
Forfeited	-		-		-	
Outstanding at End of Year	275,076	$ 17.18	275,076	$ 17.18	275,076	$ 17.18
Options Exercisable at Year-end	275,076	$ 17.18	220,061	$ 17.18	176,507	$ 17.18

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding at 12/31/02	Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/02	Weighted-Average Exercise Price
$ 17.18	275,076	4.8 years	**$ 17.18**	275,076	**$ 17.18**

NOTE P

COMPREHENSIVE INCOME

Comprehensive income was comprised of changes in the Company's unrealized holding gains or losses on securities available-for-sale during 2002, 2001 and 2000. The following represents the tax effects associated with the components of comprehensive income (in thousands).

	Years Ended December 31, 2002	2001	2000
Gross Unrealized Holding Gains (Losses) Arising During the Period	$ 1,265	$ 1,215	$ 2,553
Tax (Expense) Benefit	(430)	(413)	(868)
	835	802	1,685
Reclassification Adjustment for (Gains) Losses Included in Net Income	(988)	(377)	283
Tax Expense (Benefit)	336	128	(96)
	(652)	(249)	187
Net Unrealized Holding Gains (Losses) Arising During the Period	**$ 183**	**$ 553**	**$ 1,872**

NOTE Q

FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991 (FDICIA) AND FINANCIAL INSTITUTIONS REFORM, RECOVERY AND ENFORCEMENT ACT OF 1989 (FIRREA)

FDICIA was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting and operations.

FIRREA was signed into law on August 9, 1989. Regulations for savings institutions' minimum capital requirements went into effect on December 7, 1989. In addition to its capital requirements, FIRREA includes provisions for changes in the Federal regulatory structure for institutions, including a new deposit insurance system and restricted investment activities with respect to non-investment grade corporate debt and certain other investments. FIRREA also increases the required ratio of housing-related assets in order to qualify as a savings institution.

The regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of adjusted total assets, a minimum 3% core/leverage capital ratio, a minimum 4% tier 1 risk-based ratio, and a minimum 8% total risk-based capital ratio to be considered "adequately capitalized." An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less. The ability to include qualifying supervisory goodwill for purposes of the core/leverage capital and tangible capital was phased out by July 1, 1995.

The following table sets out the Association's various regulatory capital categories at December 31, 2002 and 2001.

	2002		**2001**	
(in thousands)	**Dollars**	**Percentage**	**Dollars**	**Percentage**
Tangible Capital	$28,145	13.79%	$26,393	14.40%
Tangible Equity	28,145	13.79%	26,393	14.40%
Core/Leverage Capital	28,145	13.79%	26,393	14.40%
Tier 1 Risk-Based Capital	28,145	24.63%	26,393	28.24%
Total Risk-Based Capital	28,628	25.05%	26,828	28.71%

As of December 31, 2002, the most recent notification from the FDIC categorized the Association as "well capitalized" under the regulatory framework for prompt corrective action. To be "well capitalized", the Association must maintain minimum leverage capital ratios and minimum amounts of capital to "risk-weighted" assets, as defined by banking regulators.

NOTE R
REGULATORY CAPITAL

The following is a reconciliation of generally accepted accounting principles (GAAP) net income and capital to regulatory capital for the Association. The following reconciliation also compares the capital requirements as computed to the minimum capital requirements for the Association.

(in thousands)	Net Income for the Year Ended December 31, 2002	Capital as Capital as of December 31, 2002
Per GAAP	$1,138	$30,152
Total Assets		$207,109
Capital Ratio		14.56%

	Tangible Capital	Tangible Equity	Core Leverage Equity	Tier 1 Risk-Based Capital	Total Risk-Based Capital
Per GAAP	$ 30,152	$ 30,152	$ 30,152	$ 30,152	$ 30,152
Capital Required to be Reduced: Unrealized Gain on Securities Available-for-Sale	(2,007)	(2,007)	(2,007)	(2,007)	(2,007)
Allowance for Loan Losses	-	-	-	-	483
Regulatory Capital Measure	$ 28,145	$ 28,145	$ 28,145	$ 28,145	$ 28,628
Adjusted Total Assets	$ 204,054	$ 204,054	$ 204,054		
Risk-Weighted Assets				$ 114,261	$ 114,261
Capital Ratio	13.79%	13.79%	13.79%	24.63%	25.05%
Required Ratio	1.50%	2.00%	3.00%	4.00%	8.00%
Required Capital	$ 3,061		$ 6,122		$ 9,141
Excess Capital	$ 25,084		$ 22,023		$ 19,487

(in thousands)	Net Income for the Year Ended December 31, 2001	Capital as of December 31, 2001
Per GAAP	$1,578	$28,218
Total Assets		$186,002
Capital Ratio		15.17%

	Tangible Capital	Tangible Equity	Core Leverage Equity	Tier 1 Risk-Based Capital	Total Risk-Based Capital
Per GAAP	$ 28,218	$ 28,218	$ 28,218	$ 28,218	$ 28,218
Capital Required to be Reduced: Unrealized Gain on Securities Available-for-Sale	(1,825)	(1,825)	(1,825)	(1,825)	(1,825)
Allowance for Loan Losses	-	-	-	-	435
Regulatory Capital Measure	$ 26,393	$ 26,393	$ 26,393	$ 26,393	$ 26,828
Adjusted Total Assets	$ 183,238	$ 183,238	$ 183,238		
Risk-Weighted Assets				$ 93,459	$ 93,459
Capital Ratio	14.40%	14.40%	14.40%	28.24%	28.71%
Required Ratio	1.50%	2.00%	3.00%	4.00%	8.00%
Required Capital	$ 2,749		$ 5,497		$ 7,477
Excess Capital	$ 23,644		$ 20,896		$ 19,351

NOTE S
COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Association has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

COMMITMENTS TO EXTEND CREDIT

The Association is a party to credit related commitments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These consist of outstanding mortgage and construction loan commitments and commercial lines of credit. As of December 31, 2002 and 2001, outstanding mortgage, construction and commercial lines of credit commitments were approximately $2,797,000 and $2,340,000, respectively.

EMPLOYMENT CONTRACTS

The chief executive officer and the executive vice-president of the Association serve under employment contracts that were approved by the Board of Directors on February 13, 1997. The contracts were amended on February 14, 2002, to extend the term thereof to February 13, 2005.

OPERATING LEASE

During 2002, the Association entered into a lease with the Company for a Branch Office Location. The rental expense associated with this lease is eliminated in the consolidated statement of operations. The lease has a term of 24 months with a rental rate of $4,025 per month. In addition, the Association leases an automobile under an operating lease that expires in November 2005. Total rent expense incurred under these leases amounted to $39,907, $16,076 and $4,713 for the years ended December 31, 2002, 2001, and 2000, respectively.

Future minimum rental payments are as follows:

Year Ending December 31,	Amount
2003	$ 55,855
2004	55,855
2005	6,925
Total	**$ 118,635**

NOTE T
FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Association is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets.

The Association's exposure to credit loss in the event of nonperformance by the other party to these financial instruments for commitments to extend credit is represented by the contractual notional amount of those instruments (see Note S). The Association uses the same credit policies making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The total commitment amount does not necessarily represent future cash requirements. The Association evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained varies and is based on management's credit evaluation of the counterparty.

NOTE U
CONCENTRATION OF CREDIT RISK

The Association's lending activity is concentrated within the southeastern part of Louisiana. Also in accordance with industry practices, the Association has deposits in other financial institutions for more than the insured limit. These deposits in other institutions do not represent more than the normal industry credit risk.

NOTE V
DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

The carrying amount of cash and short-term investments approximate the fair value.

For investment securities, mortgage-backed securities, and collateralized mortgage obligations, fair value is based on quoted market prices.

For mortgage loans receivable the fair values are based on discounted cash flows using current rates at which similar loans with similar maturities would be made to borrowers with similar credit risk.

The fair value of savings deposits is calculated using average rates in the market place at the date of the financial statements.

For certificates of deposit, fair value is estimated based on current rates for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank are valued utilizing the cash flows set forth in the existing amortization schedules and current rates on similar advances.

The fair value of loan commitments is estimated using rates and fees that would be charged to enter similar agreements, taking into account (1) the remaining terms of the agreement, (2) the creditworthiness of the borrowers, and (3) for fixed rate commitments, the difference between current interest rates and committed rates.

Estimated fair values of the financial instruments are as follows (in thousands):

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and Short-Term Investments	$ 13,352	$ 13,352	$ 8,638	$ 8,638
Investment Securities	55,091	55,091	35,820	35,820
Mortgage-Backed Securities	569	569	885	885
Collateral Mortgage Obligations	53,066	53,066	52,087	52,087
Loans (Net of Allowance for Loan Losses)	78,334	84,373	81,611	83,904
Financial Liabilities				
Deposits	$106,509	$106,251	$ 71,169	$ 71,961
Advances from Federal Home Loan Bank	66,392	73,071	79,265	80,836
Unrecognized Financial Instruments				
Commitments to Extend Credit	$ 1,533	$ 1,774	$ 575	$ 619
Unfunded Construction Loan Commitments	680	856	1,690	1,775
Unfunded Commercial Lines of Credit	584	584	75	75

NOTE W
SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following sets forth condensed results of operations for 2002 and 2001 (dollar amounts in thousands, except per share data):

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income	$ 3,070	$ 3,135	$ 3,211	$ 3,017
Interest Expense	1,709	1,678	1,699	1,718
Net Interest Income	1,361	1,457	1,512	1,299
Provision for Loan Losses	4	11	-	33
Other Income	24	37	21	20
Other Expense	969	1,027	1,027	1,164
Income Tax Expense	84	98	105	31
Net Income	$ 328	$ 358	$ 401	$ 91
Net Income per Common Share (1)				
Basic	$ 0.23	$ 0.25	$ 0.30	$ 0.07
Diluted	$ 0.23	$ 0.25	$ 0.30	$ 0.07
Dividends Per Share	$ 0.09	$ 0.09	$ 0.09	$ 0.09

(1) Quarterly per share amounts do not add to total for the year ended due to rounding.

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income	$ 3,089	$ 3,445	$ 3,376	$ 3,190
Interest Expense	1,848	2,123	2,008	1,847
Net Interest Income	1,241	1,322	1,368	1,343
Provision for Loan Losses	13	-	2	9
Other Income	598	7	31	10
Other Expense	883	923	940	945
Income Tax Expense	335	124	131	(1)
Net Income	$ 608	$ 282	$ 326	$ 400
Net Income per Common Share (1)				
Basic	$ 0.36	$ 0.17	$ 0.22	$ 0.28
Diluted	$ 0.36	$ 0.17	$ 0.22	$ 0.28
Dividends Per Share	$ 0.09	$ 0.09	$ 0.09	$ 0.09

(1) Quarterly per share amounts do not add to total for the year ended due to rounding.

NOTE X
EARNINGS PER COMMON SHARE

Earnings per share are computed using the weighted average number of shares outstanding. Options to purchase 275,076 shares at $17.18 per share were outstanding during 2002, 2001, and 2000 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market value price of the common shares. The options were still outstanding at December 31, 2002. The Company had no other securities outstanding during the years ended December 31, 2002, 2001, or 2000 that would have a dilutive effect on earnings per share.

Average shares outstanding at December 31, 2002, 2001 and 2000 amounted to 1,371,800, 1,555,260, and 1,976,605, respectively. The following table presents the components of average outstanding shares for each of the three years:

	Years Ended December 31,		
	2002	2001	2000
Average Common Shares Issued	3,438,500	3,438,500	3,438,500
Average Treasury Shares	(1,845,346)	(1,623,649)	(1,159,394)
Average Unearned ESOP Shares	(136,373)	(164,506)	(192,638)
Average Unearned RRP Trust Shares	(84,981)	(95,085)	(109,863)
	1,371,800	**1,555,260**	**1,976,605**

NOTE Y
CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

GS FINANCIAL CORP.
CONDENSED FINANCIAL CONDITION
(Dollars in Thousands)

ASSETS

	December 31, 2002	December 31, 2001
Cash and Cash Equivalents	$ 245	$ 131
Investments - Available-for-Sale, at Fair Value	1,492	871
Mortgage-Backed Securities - Available-for-Sale, at Fair Value	573	891
Investment in Subsidiary	30,152	28,218
Loan Receivable	1,338	1,718
Dividend Receivable from Subsidiary	-	3,000
Other Assets	788	777
	$ 34,588	$ 35,606

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2002	December 31, 2001
Deferred Tax Liability	$ 20	$ 15
Other Liabilities	6	4
Stockholders' Equity	34,562	35,587
	$ 34,588	$ 35,606

NOTE Y
CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY
(CONTINUED)

GS FINANCIAL CORP.
STATEMENT OF OPERATIONS
(Dollars in Thousands)

	For the Years Ended December 31,		
	2002	2001	2000
INTEREST INCOME			
Mortgage-Backed Securities	$ 48	$ 76	$ 128
Dividend from Subsidiary	-	-	5,000
Loans	129	152	173
Investment Securities	39	26	19
Other Interest Income	2	6	39
Total Interest Income	218	260	5,359
NON-INTEREST INCOME			
Undistributed Earnings of Subsidiary	1,138	1,579	(3,904)
Gain on Sale of Investments	20	-	-
Income from Real Estate Held-for-Investment	77	5	-
Total Non-Interest Income	1,235	1,584	(3,904)
NON-INTEREST EXPENSES			
General and Administrative	106	70	59
Intercompany Personnel Expense	123	122	116
Taxes	22	16	20
Loss on Sale of Investments	-	-	10
Total Non-Interest Expenses	251	208	205
INCOME BEFORE INCOME TAX	1,202	1,636	1,250
PROVISION FOR INCOME TAX	25	19	55
NET INCOME	$ 1,177	$ 1,617	$ 1,195

NOTE Y
CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)

GS FINANCIAL CORP. STATEMENT OF CASH FLOWS

(Dollars in Thousands)	For the Years Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net Income	$ 1,177	$ 1,617	$ 1,195
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Depreciation Expense	17	2	3
(Gain) Loss on Sale of Investments	(20)	-	10
Equity in Undistributed Earnings of Subsidiary	(1,138)	(1,579)	3,904
Amortization of Investment Premium	7	15	4
Dividend on ARM Fund	(36)	(21)	(11)
Dividend on IMF Fund	(1)	(1)	(8)
Decrease in Accrued Interest Receivable	2	5	2
Decrease in Dividend Receivable from Subsidiary	3,000	5,035	3,335
(Increase) Decrease in Tax Receivable	(5)	-	47
Increase (Decrease) in Deferred Income Tax	4	(2)	10
Decrease (Increase) in Other Assets	3	(4)	(8)
Increase in Other Liabilities	2	-	-
Increase (Decrease) in Accrued Income Tax	-	5	(1)
Net Cash Provided by Operating Activities	3,012	5,072	8,482
INVESTING ACTIVITIES			
Redemption of IMF Mutual Fund	-	-	200
Investment in ARM Mutual Fund	(758)	(481)	(60)
Sale (Investment) in Other Equity Securities	193	(123)	(50)
Principal Paydowns Note Receivable GS Financial ESOP	380	229	238
Principal Paydowns on Mortgage-Backed Securities - Available-for-Sale	311	668	227
Investment in Premises and Equipment	(26)	-	-
Investment in Real Estate	-	(316)	-
Net Cash Provided By (Used In) Investing Activities	100	(23)	555
FINANCING ACTIVITIES			
Purchase of Treasury Stock	(2,516)	(4,611)	(8,590)
Payment of Dividends	(482)	(561)	(763)
Net Cash (Used in) Financing Activities	(2,998)	(5,172)	(9,353)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	114	(123)	(316)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	131	254	570
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 245	$ 131	$ 254

BOARD OF DIRECTORS

Donald C. Scott

Mr. Scott (Age 51) has served as President and Chief Executive Officer of the Company since February 1997 and President of the Association since March 1985; prior thereto, he served in various management and other positions at the Association. He has been a director since 1982.

Kenneth B. Caldcleugh

Mr. Caldcleugh (Age 53) is the President and Owner of The Cellars of River Ridge, a fine wine and spirit retail outlet in Louisiana. Prior thereto, Mr. Caldcleugh was the Vice President and Regional Manager of Glazer Companies of Louisiana (formerly Glazer Wholesale Spirit & Wine Distributors), from 1973 to 1996. He has been a director since 1996.

Stephen L. Cory

Mr. Cory (Age 53) is an insurance agent and President of the Cory, Tucker & Larrowe Agency in Metairie, Louisiana. He has been a director since 1995.

Bradford A. Glazer

Mr. Glazer (Age 47) is President of Glazer Enterprises, Inc., Cincinnati, Ohio, an independent freight agency for Landstar Ligon. Formerly, Mr. Glazer was Senior Vice President of Espy & Straus, Inc., Cincinnati, Ohio. Prior thereto, Mr. Glazer was the Chairman of Glazer Steel Corporation, in New Orleans, Louisiana (and Knoxville, Tennessee). He has been a director since 1991.

J. Scott Key

Mr. Key (Age 50) is the President and Chief Operating Officer of Kencoil, Inc. (previously D & S Industries), an electric motor coil manufacturer and its subsidiary Scott Armature, a provider of sales and services of electrical apparatus, in Belle Chasse, Louisiana. He has been a director since 1991.

Mannie D. Paine, Jr.

Dr. Paine (Age 86) is a retired physician. Dr. Paine has provided consulting services for various companies. He is a former Medical Director for Blue Cross of Louisiana, Medicaid and Pan American Insurance Company. He has been a director since 1976.

Bruce A. Scott

Mr. Scott (Age 50) is an attorney and has served as Executive Vice President of the Company since February 1997 and Executive Vice President of the Association since 1985. Mr. Scott also serves as legal counsel and Personnel Manager of the Association, and performs certain legal services for the Association and its borrowers in connection with real estate loan closings and receives fees from the borrowers in connection therewith. He has been a director since 1982.

Albert J. Zahn, Jr.

Mr. Zahn (Age 51) is a certified public accountant and president of the firm Al Zahn, CPA, A Professional Accounting Corporation. He has been a director since 1992.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Lettie R. Moll

Mrs. Moll has served as Vice President and Secretary of the Company since 1997 and Vice President and Secretary of the Association since March 1987 and March 1982, respectively.

Ralph E. Weber

Mr. Weber has primary responsibility for the Association's data processing requirements and has served as Vice President of the Company and the Association since February 1997 and March 1987, respectively.

5 CONVENIENT LOCATIONS


GUARANTY
SAVINGS
HOMESTEAD

3798 Veterans Memorial Blvd.
Metairie, LA

3915 Canal Street
Mid City, New Orleans





2111 N. Causeway Blvd.
Mandeville, LA

1515 Hwy 51 South
Ponchatoula, LA


GUARANTY SAVINGS
AND HOMESTEAD
ASSOCIATION
LOAN PRODUCTION OFFICE
1515 HWY 51 SOUTH



1700 Veterans Memorial Blvd.
Metairie, LA